Filed pursuant to Rule 424(b)(3)
File No. 333-265070

Pender Real Estate CREDIT FUND

Supplement dated April 25, 2023, to the

Prospectus dated March 13, 2023

This Supplement amends certain information in the Prospectus for the Pender Real Estate Credit Fund (the “Fund”) and should be read in conjunction with the Prospectus. Capitalized terms used in this Supplement and not otherwise defined shall have the meanings given to them in the Prospectus. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged.

(1)	Under the section “Wholly-owned subsidiaries” on page 14 of the Prospectus the last sentence is deleted, and the following new paragraphs are added:

As of April 24, 2023, Pender Credit Holdings I, LLC, a wholly-owned subsidiary of the Fund, as borrower, entered into an amendment to its Credit and Security Agreement (“Veritex Facility”) with Veritex Community Bank, a Texas state bank, as administrative agent (the “Agent”) and certain lenders from time to time party thereto and the Fund, as guarantor of the Veritex Facility, entered into an Amended, Restated and Reaffirmed Guaranty. Separately, as of the same date, Pender ABL I OW, LLC, a wholly-owned subsidiary of the Fund, as borrower, the Fund, as corporate guarantor and other parties thereto have entered into an amendment to the Loan and Security Agreement (“Oakwood Facility” and together with the Veritex Facility, the “Facilities”) with Oakwood Bank, as lender (“Lender”) and the Fund, as guarantor of the Oakwood Facility, entered into an Amended, Restated and Reaffirmed Guaranty. Both Facilities are secured by the assets of the applicable borrower, but not by the assets of the Fund as guarantor. The Veritex Facility provides for borrowings on a committed basis in an aggregate principal amount up to $100,000,000, subject to a borrowing base, which may be increased by agreement of the parties thereto under the terms of the Veritex Facility. The Oakwood Facility provides for borrowings on a committed basis in an initial aggregate principal amount of up to $15,000,000, subject to a borrowing base.

In connection with the Facilities, the Fund, as guarantor, has made certain customary representations and warranties and is required to comply with various customary covenants, reporting requirements and other requirements. Each Facility contains events of default customary for similar financing transactions, some of which are subject to materiality or grace periods, including: (i) the failure to make principal, interest or other payments when due; (ii) the insolvency or bankruptcy of the borrower or a guarantor; (iii) a breach of the covenants; and (iv) a change of control. Upon the occurrence and during the continuation of an event of default, the Agent or Lender, as applicable, may, among other rights and remedies, declare the outstanding advances and all other obligations under the Facilities respectively, immediately due and payable and/or incur a penalty rate of interest. The Facilities may in the future be replaced or refinanced by entering into one or more new credit facilities, in each case having substantially different terms from the current Facilities.

See “Credit Facility” for information on their effect on the Fund’s leverage.

(2)	Under the section “Borrowing, Use of Leverage” on page 16 of the Prospectus, the following new paragraphs are added after the second paragraph:

The Fund leverages and may continue to leverage its investments, including through borrowings by one or more entities that are Subsidiaries of the Fund. Certain Fund investments may be held by these Subsidiaries. The use of leverage increases both risk of loss and profit potential. The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed (including through one or more Subsidiaries of the Fund), measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This means that at any given time the value of the Fund’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). The interests of persons with whom the Fund (or Subsidiaries of the Fund) enters into leverage arrangements will not necessarily be aligned with the interests of the Fund’s Shareholders and such persons will have claims on the Fund’s assets that are senior to those of the Fund’s Shareholders. In addition to the risks created by the Fund’s use of leverage, the Fund is subject to the additional risks that (a) it would be unable to timely, or at all, obtain leverage borrowing when needed and (b) due to restrictions on transfers of funds from the borrowers’ pledged accounts, the Fund may not be able to access funds of those Subsidiaries at such times as it needs additional funds. The Fund might also be required to de-leverage, selling securities at a potentially inopportune time and incurring tax consequences. Further, the Fund’s ability to generate income from the use of leverage would be adversely affected.

As of April 24, 2023, Pender Credit Holdings I, LLC, a wholly-owned subsidiary of the Fund, as borrower, entered into an amendment to its Credit and Security Agreement (“Veritex Facility”) with Veritex Community Bank, a Texas state bank, as administrative agent (the “Agent”) and certain lenders from time to time party thereto and the Fund, as guarantor of the Veritex Facility, entered into an Amended, Restated and Reaffirmed Guaranty. Separately, as of the same date, Pender ABL I OW, LLC, a wholly-owned subsidiary of the Fund, as borrower, the Fund, as corporate guarantor and other parties thereto have entered into an amendment to the Loan and Security Agreement (“Oakwood Facility” and together with the Veritex Facility, the “Facilities”) with Oakwood Bank, as lender (“Lender”) and the Fund, as guarantor of the Oakwood Facility, entered into an Amended, Restated and Reaffirmed Guaranty. Both Facilities are secured by the assets of the applicable borrower, but not by the assets of the Fund as guarantor. The Veritex Facility provides for borrowings on a committed basis in an aggregate principal amount up to $100,000,000, subject to a borrowing base, which may be increased by agreement of the parties thereto under the terms of the Veritex Facility. The Oakwood Facility provides for borrowings on a committed basis in an initial aggregate principal amount of up to $15,000,000, subject to a borrowing base.

In connection with the Facilities, the Fund, as guarantor, has made certain customary representations and warranties and is required to comply with various customary covenants, reporting requirements and other requirements. Each Facility contains events of default customary for similar financing transactions, some of which are subject to materiality or grace periods, including: (i) the failure to make principal, interest or other payments when due; (ii) the insolvency or bankruptcy of the borrower or a guarantor; (iii) a breach of the covenants; and (iv) a change of control. Upon the occurrence and during the continuation of an event of default, the Agent or Lender, as applicable, may, among other rights and remedies, declare the outstanding advances and all other obligations under the Facilities respectively, immediately due and payable and/or incur a penalty rate of interest. The Facilities may in the future be replaced or refinanced by entering into one or more new credit facilities, in each case having substantially different terms from the current Facilities.

(3)	Under the section “Custodian” on page 41 of the Prospectus the paragraph is deleted in its entirety and replaced with the following:

UMB Bank, N.A., an affiliate of the Administrator, Veritex Community Bank, Oakwood Bank and Millennium Trust Company, LLC each serve as the custodians of the assets of the Fund and/or its Subsidiaries (each a “Custodian”). UMB Bank, N.A. may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Investment Manager or commingled with the assets of other accounts other than to the extent that securities are held in the name of the applicable Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. UMB Bank, N.A.’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106. The principal business address of Veritex Community Bank is 8214 Westchester Drive, Dallas, TX 75225. The principal business address of Oakwood Bank is 17808 Dallas Parkway, Dallas, TX 75287. The principal business address of Millennium Trust Company, LLC is 2001 Spring Road, Suite 700, Oak Brook, IL 60523.

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(4)	Under the section on “Credit Facility” on page 48 of the Prospectus, the following paragraphs are added:

The Fund, or Subsidiaries of the Fund, may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Investment Manager (each, a “Financial Institution”) as chosen by the Investment Manager and approved by the Board. The Subsidiary may borrow under a credit facility for a number of reasons, including without limitation, in connection with its investment activities, to make quarterly income distributions, to satisfy repurchase requests from Shareholders, and to otherwise provide the Fund with temporary liquidity, in each case subject to the limitations in the applicable credit facilities. To facilitate such Borrowing Transactions, the Subsidiary as borrower may pledge its assets to the Financial Institution.

As of April 24, 2023, Pender Credit Holdings I, LLC, a wholly-owned subsidiary of the Fund, as borrower, entered into an amendment to its Credit and Security Agreement (“Veritex Facility”) with Veritex Community Bank, a Texas state bank, as administrative agent (the “Agent”) and certain lenders from time to time party thereto and the Fund, as guarantor of the Veritex Facility, entered into an Amended, Restated and Reaffirmed Guaranty. Separately, as of the same date, Pender ABL I OW, LLC, a wholly-owned subsidiary of the Fund, as borrower, the Fund, as corporate guarantor and other parties thereto have entered into an amendment to the Loan and Security Agreement (“Oakwood Facility” and together with the Veritex Facility, the “Facilities”) with Oakwood Bank, as lender (“Lender”) and the Fund, as guarantor of the Oakwood Facility, entered into an Amended, Restated and Reaffirmed Guaranty. Both Facilities are secured by the assets of the applicable borrower, but not by the assets of the Fund as guarantor. The Veritex Facility provides for borrowings on a committed basis in an aggregate principal amount up to $100,000,000, subject to a borrowing base, which may be increased by agreement of the parties thereto under the terms of the Veritex Facility. The Oakwood Facility provides for borrowings on a committed basis in an initial aggregate principal amount of up to $15,000,000, subject to a borrowing base.

In connection with the Facilities, the Fund, as guarantor, has made certain customary representations and warranties and is required to comply with various customary covenants, reporting requirements and other requirements. Each Facility contains events of default customary for similar financing transactions, some of which are subject to materiality or grace periods, including: (i) the failure to make principal, interest or other payments when due; (ii) the insolvency or bankruptcy of the borrower or a guarantor; (iii) a breach of the covenants; and (iv) a change of control. Upon the occurrence and during the continuation of an event of default, the Agent or Lender, as applicable, may, among other rights and remedies, declare the outstanding advances and all other obligations under the Facilities respectively, immediately due and payable and/or incur a penalty rate of interest. The Facilities may in the future be replaced or refinanced by entering into one or more new credit facilities, in each case having substantially different terms from the current Facilities.

In keeping with the 1940 Act requirement that the Fund may not issue more than one class of senior securities constituting indebtedness, the obligations of the Fund as guarantor under each Facility ranks pari passu with each other. Each Facility is senior in all respects to the Fund’s outstanding shares with respect to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund.

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The Fund complies with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with the Subsidiaries. The Subsidiaries also comply with Section 17 of the Investment Company Act relating to affiliated transactions and custody.

Effects of Leverage

Assuming the use of leverage in the amount of 33.33% of the Fund’s total assets and an annual interest rate on leverage of 8.05% payable on such leverage based on estimated market interest rates as of April 24, 2023, the additional income that the Fund must earn (net of estimated expenses related to leverage) in order to cover such interest payments is 0.55%. The Fund’s actual cost of leverage will be based on market interest rates at the time the Fund undertakes a leveraging strategy, and such actual cost of leverage may be higher or lower than that assumed in the previous example.

The following table is designed to illustrate the effect of leverage on total return on Shares, assuming investment portfolio total returns (comprised of income, net expenses and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of what the Fund’s investment portfolio returns will be. In other words, the Fund’s actual returns may be greater or less than those appearing in the table below. The table further reflects the use of leverage representing approximately 33.33% of the Fund’s assets after such issuance. See “PRINCIPAL RISK FACTORS—GENERAL RISKS—BORROWING, USE OF LEVERAGE.” The table does not reflect any offering costs of Shares or leverage.

Assumed Portfolio Return (Net of Expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%

Corresponding Return to Shareholder	-16.12%	-9.40%	-2.68%	4.04%	10.76%

Total return is composed of two elements—the dividends on Shares paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the cost of leverage) and realized and unrealized gains or losses on the value of the securities the Fund owns. As the table shows, leverage generally increases the return to Shareholders when portfolio return is positive or greater than the costs of leverage and decreases return when the portfolio return is negative or less than the costs of leverage.

(5)	The following information is added as an Appendix A to the Prospectus:

APPENDIX A

The following loan investments were held by the Fund as of April 24, 2023.

Loan Investment	Value (% of Par) as of April 21, 2023
Theos Fedro Holdings LLC	100.00
MBRV LLC	100.00
WF Houston LLC	96.00
WF McKinney LLC	95.75
David Streeter	92.75
Doswell VA LLC	100.00
Quinton Cove LLC	100.00
OKC1 Huntington Holdings LLC	100.50
TMF Normandy LLC	100.50
Razors Edge Investments LLC	100.25
Selena Lorenzo Apartments LLC	101.25
3390 Fairburn LLC	100.75
DCM DL Clayton Lane LLC	99.75
DCM DL Mueller LLC	99.75
DCM DL Santa Fe LLC	99.75
Village Del Mar Apartments LLC	99.25
2422 Ridgeway	100.75
KSA GP LLC & KSA LP LLC	99.75
London Square LLC	100.75
Wesley GP LLC & Wesley LP LLC	100.50
Sage Richmond 1 LLC	101.50
1810 Chestnut Chestnut Street Development LLC	99.25
Lakeview 28 LLC	101.00
2233 Woburn St LLC	101.25
WARRIOR FUND I LLC	101.00
YAKIMA 28 LLC	101.25
890 DOUGHERTY DR LLC	101.25
SOMERSET APARTMENTS LLC	101.50
100 Queensway St LLC	100.00
710 Route 38 ABL I Holdings LLC	100.50
2000 ALABAMA ST LLC	100.75
Grandview Apartments 1002 LLC	100.75
Wattsburg Hospitality LLC	100.00
Lebanon 10 LLC and Countryside Manor LLC	100.00
C & S Storage LLC & CSBRV I LLC	100.00
5751 Kroger ABL I Holdings LLC	99.75
2601 Tandy ABL I Holdings LLC	99.25

Please retain this Supplement for future reference.

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